CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated June 28, 2019, relating to the financial statements and financial highlights of Aptus Behavioral Momentum ETF, Aptus Fortified Value ETF, Aptus Defined Risk ETF, and Opus Small Cap Value ETF, each a series of ETF Series Solutions, for the year or period ended April 30, 2019, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information. We also hereby consent to the references to our firm in this Registration Statement on Form N-1A of Opus International Small/Mid Cap ETF, a series of ETF Series Solutions, under the headings “Independent Public Accounting Firm” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.
Cohen & Company, Ltd.
Milwaukee, Wisconsin
August 27, 2019